April 2, 2025

Brandon Robinson
Chief Executive Officer
New Horizon Aircraft Ltd.
7219 Eventrail Drive
Powell, OH, 43065

       Re: New Horizon Aircraft Ltd.
           Registration Statement on Form S-3
           Filed March 28, 2025
           File No. 333-286233
Dear Brandon Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing